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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TROY INVESTMENT ASSOCIATES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE LIBERTY SQUARE
(No. and Street)

BOSTON	MA	02109-4825
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN J. TROY, DIRECTOR — (617) 542-0044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALLOY, LYNCH, BIENVENUE, LLP
(Name – *if individual, state last, first, middle name*)

9 BAYSTATE COURT	BREWSTER	MA	02631
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN J. TROY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TROY INVESTMENT ASSOCIATES, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PARTNER

Title

Notary Public

MICHAEL J. PALLESCHI
Notary Public
Commonwealth of Massachusetts
My Commission Expires Oct 19, 2012

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- * ✓ (c) Statement of Income (Loss).
- * ✓ (d) Statement of Changes in Financial Condition.
- * ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- * ✓ (g) Computation of Net Capital.
- * ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ✓ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* FILED IN BINDER II - CONFIDENTIAL INFORMATION

TROY INVESTMENT ASSOCIATES, INC.
BOSTON, MASSACHUSETTS
034872
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2010
WITH REPORTS OF INDEPENDENT AUDITOR

TROY INVESTMENT ASSOCIATES, INC.
BOSTON, MASSACHUSETTS
034872
FINANCIAL STATEMENTS
Year Ended December 31, 2010

INDEX

INDEPENDENT AUDITOR'S REPORTS ON:

FINANCIAL STATEMENTS:

BINDER I—PUBLIC INFORMATION

BINDER II—CONFIDENTIAL INFORMATION

MLB **Malloy, Lynch, Bienvenue, LLP**
Certified Public Accountants & Advisors

99 Longwater Circle, Suite 200, Norwell, MA 02061
Telephone (781) 871-5850 Fax (781) 871-5840

9 Baystate Court, Brewster, MA 02631
Telephone (508) 255-2240 Fax (508) 255-2351
Internet: www.mlbcpa.net

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS AND REQUIRED SUPPLEMENTARY INFORMATION

To the Board of Directors
Troy Investment Associates, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Troy Investment Associates, Inc. (the Company), as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Troy Investment Associates, Inc., as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malloy, Lynch, Bienvenue, LLP

Malloy, Lynch, Bienvenue, LLP
Brewster, Massachusetts
February 11, 2011

MLB

Malloy, Lynch, Bienvenue, LLP

Certified Public Accountants & Advisors

99 Longwater Circle, Suite 200, Norwell, MA 02061
Telephone (781) 871-5850 Fax (781) 871-5840

9 Baystate Court, Brewster, MA 02631
Telephone (508) 255-2240 Fax (508) 255-2351
Internet: www.mlbcpa.net

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Troy Investment Associates, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Troy Investment Associates, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detect and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Malloy, Lynch, Bienvenue, LLP

Malloy, Lynch, Bienvenue, LLP
Brewster, Massachusetts
February 11, 2011

TROY INVESTMENT ASSOCIATES, INC.
BOSTON, MASSACHUSETTS
034872
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash	$ 11,562
Accounts receivable	1,500
Other current assets	4,724
Total current assets	17,786
Office furniture and equipment, at cost less accumulated depreciation of $53,521	10,278
Total assets	$ 28,064

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 2,743
Unfunded portion of defined benefit pension plan	129,036
Total liabilities	131,779
Stockholders' equity:	
Common stock, no par value, 100 shares issued and outstanding	100
Additional paid-in capital	178,000
Retained earnings	(288,860)
Accumulated other comprehensive income	7,045
Total stockholders' equity	(103,715)
Total liabilities and stockholders' equity	$ 28,064

The accompanying notes are an integral part of these financial statements

TROY INVESTMENT ASSOCIATES, INC.
BOSTON, MASSACHUSETTS
034872
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2010

Note 1. Organization and Summary of Significant Accounting Policies

Troy Investment Associates, Inc. (the Company), incorporated October 28, 1988, continues the investment placement business of Troy Investment Associates, a proprietorship formed at an earlier date.

The Company is a broker-dealer registered with the United States Securities and Exchange Commission and a Financial Industry Regulatory Authority (FINRA) member. The Company is engaged solely in investment banking activities as a placement agent and marketing consultant and is not a member of a securities exchange. The Company has not received directly or indirectly, or has it held funds or securities for, or has it owed funds or securities to customers, and it has not carried accounts of, or for, customers.

The financial statements of the Company are prepared on the accrual basis of accounting. Revenues are recognized when fees are earned and expenses are recognized when goods are received and services are rendered. Clients reimburse the Company for certain expenses incurred on their behalf. Such reimbursements are reported in the accompanying statement of income as a reduction of the related expense. Receivables are reported net of an allowance for doubtful accounts. The allowance is based upon management's estimate of the amount of the receivable that will actually be collected. Fixed assets are capitalized and depreciated over their estimated useful lives on a straight-line basis.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period. Actual results will differ from those estimates.

Note 2. Taxes

Effective December 1, 1988 the Company's stockholders elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under these provisions the Company does not pay a corporate level income tax on its taxable income. Instead, each stockholder is responsible for their respective share of taxable income.

Note 3. Commitment

The Company's lease term for its Boston office space ended on June 30, 2010. The Company continues to rent this space as a tenant at will. During 2010 the basic monthly rent was $2,538 plus allowances for operating expenses and taxes.

Note 4. Pension Plans

The Company has a 401(k) retirement plan in which all full-time employees meeting the criteria in the plan may participate. All employees may contribute up to the maximum percentage as allowed per the plan each pay period. The Company may also contribute within limits established by the plan and Internal Revenue Service regulations. The company did not make any contributions during 2010.

The Company has a qualified, noncontributory defined-benefit retirement plan covering substantially all of its employees. The benefits are based on each employee's years of service. An employee becomes fully vested upon completion of a qualifying service period as stated in the plan document.

The Company uses a January 1 measurement date for the defined-benefit retirement plan.

	Pension Benefits 2010
Employer contribution	$ -
Plan participant's contributions	$ -
Benefits paid	$ -
Benefit obligation at December 31	$ 953,091
Fair value of plan assets at December 31	$ 824,055
Funded status	$ (129,036)

Amounts recognized in the statement of financial condition consist of:

	Pension Benefits 2010
Noncurrent assets	$ -
Current liabilties	-
Noncurrent liabilities	(129,036)
	$ (129,036)

Amounts recognized in accumulated other comprehensive income consist of the following:

	Pension Benefits 2010
Net actuarial loss (gain)	$ (337)
Prior service cost (credit)	N/A
	$ (337)

The accumulated benefit obligation for defined benefit pension plan was $953,091 at December 31, 2010.

Note 4. Pension Plans (continued)

		Pension Benefits 2010
Projected benefit obligation	$	953,091
Accumulated benefit obligation	$	953,091
Fair value of plan assets	$	824,055

Net Periodic Benefit Cost		Pension Benefits 2010
Service cost	$	-
Interest cost		70,599
Expected return on plan assets		63,473
Amortization of prior service cost		-
Amortization of net actuarial (gain) loss		(337)
Amortization of transition obligation		50,770
Net periodic benefit cost	$	57,559

The Change in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income are as follows:

		Pension Benefits 2010
Net loss (gain)	$	(57,167)
Prior service cost (credit)		-
Amortization of prior service cost		-
Total recognized in other compresensive income		(57,167)
Total recognized in net periodic benefit cost and other compresensive income	$	392

Additional Information

Assumptions

Weighted average assumptions used to determine benefit obligations at December 31, 2010:

	Pension Benefits
Discount rate	8.0%
Rate of compensation increase	0.0%

TROY INVESTMENT ASSOCIATES, INC.
BOSTON, MASSACHUSETTS
034872
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2010

Note 4. Pension Plans (continued)

Weighted average assumptions used to determine net periodic benefit cost for the year ended December 31, 2010:

	Pension Benefits
Discounted rate	8.0%
Expected return on plan assets	8.0%
Rate of compensation increase	0.0%

The Company's pension plan weighted-average asset allocations at December 31, 2010, by asset category are as follow:

Asset Category	
Cash and Cash Equivalents	2%
Mutual Funds	98%
	100%

Cash Flows

Contributions

The Company expects to contribute $4,938 to its pension plan in 2011.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate are expected to be paid:

	Pension Benefits
2011	$ -
2012	-
2013	4,785
2014	4,742
2015	52,313
Years 2016-2020	448,092

TROY INVESTMENT ASSOCIATES, INC.
BOSTON, MASSACHUSETTS
034872
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2010

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $8,819, which was $3,819 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.31 to 1.

Note 6. Subsequent Events

The Company's management has evaluated all subsequent events through February 11, 2011, the date the financial statements were available to be issued.